Exhibit 99.3

TEMCO Associates, LLC

(A Limited Liability Company)

Consolidated Financial Statements as of December 31,

2011 and 2010 and for the Years Ended

December 31, 2011, 2010 and 2009, and Independent

Auditors’ Report

TEMCO ASSOCIATES, LLC

(A Limited Liability Company)

INDEPENDENT AUDITORS’ REPORT

To TEMCO Associates LLC:

We have audited the accompanying consolidated balance sheet of TEMCO Associates, LLC (a limited liability company) (the “Company”) as of December 31, 2011, and the related consolidated statements of operations, members’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Austin, Texas

March 7, 2012

TEMCO ASSOCIATES, LLC

(A Limited Liability Company)

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010

(In thousands)

	2011	(Unaudited) 2010

ASSETS

ASSETS HELD FOR SALE	$5,547	$—

CASH	51	11

RESTRICTED CASH	110	110

REAL ESTATE — Net of accumulated depreciation of $624 and $540, respectively	13,194	60,454

RECEIVABLES	16	18

OTHER ASSETS — Net of accumulated depreciation of $733 and $733, respectively	4	17

TOTAL ASSETS	$18,922	$60,610

LIABILITIES AND MEMBERS’ EQUITY

NOTES PAYABLE	$2,787	$2,929

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	221	205

LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE	18	—

Total Liabilities	3,026	3,134

COMMITMENTS AND CONTINGENCIES

MEMBERS’ EQUITY:
Cousins Real Estate Corporation	7,948	28,738
Forestar Realty, Inc.	7,948	28,738

Total Members’ Equity	15,896	57,476

TOTAL LIABILITIES AND MEMBER’S EQUITY	$18,922	$60,610

Please read the notes to consolidated financial statements.

TEMCO ASSOCIATES, LLC

(A Limited Liability Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(In thousands)

	2011	(Unaudited) 2010	(Unaudited) 2009

REVENUES:
Residential lot and home sales	$357	$420	$—
Undeveloped land sales	58	—	510
Golf club revenues	—	—	640
Lease revenues	192	192	—
Other sales revenue	—	1,500	—
Other income	46	68	270

Total revenues	653	2,180	1,420

COSTS AND EXPENSES:
Residential lot and home cost of sales	278	426	—
Undeveloped land cost of sales	47	—	503
Non-cash impairment charges — real estate	41,226	—	1,263
Golf club expenses	—	—	604
General and administrative expenses	189	314	399
Lot and land carrying costs	843	812	774
Depreciation	84	89	91
Interest expense	197	218	244
Loss on the sale of assets	31	—	—
Other expenses	—	111	270

Total expenses	42,895	1,970	4,148

NET INCOME (LOSS)	$(42,242)	$210	$(2,728)

Please read the notes to consolidated financial statements.

TEMCO ASSOCIATES, LLC

(A Limited Liability Company)

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(In thousands)

	Cousins Real Estate Corporation	Forestar Realty, Inc.	Total

BALANCE — December 31, 2008 (Unaudited)	$29,131	$29,131	$58,262

Contributions	975	975	1,950

Net loss	(1,364)	(1,364)	(2,728)

BALANCE — December 31, 2009 (Unaudited)	$28,742	$28,742	$57,484

Contributions	591	591	1,182

Distributions	(700)	(700)	(1,400)

Net income	105	105	210

BALANCE — December 31, 2010 (Unaudited)	$28,738	$28,738	$57,476

Contributions	481	481	962

Distributions	(150)	(150)	(300)

Net loss	(21,121)	(21,121)	(42,242)

BALANCE — December 31, 2011	$7,948	$7,948	$15,896

Please read the notes to consolidated financial statements.

TEMCO ASSOCIATES, LLC

(A Limited Liability Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(In thousands)

		(Unaudited)	(Unaudited)
	2011	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(42,242)	$210	$(2,728)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Residential lot, undeveloped land and home cost of sales	313	399	502
Depreciation and amortization	92	97	95
Non-cash impairment charges — real state	41,226	—	1,263
Residential lot development expenditures	(123)	(547)	(1,423)
Loss on sale of assets	31	—	—
Changes in other assets and liabilities:
Receivables and other assets	7	113	416
Accounts payable and accrued liabilities	34	(2)	(165)

Net cash provided by (used in) operating activities	(662)	270	(2,040)

CASH FLOWS FROM INVESTING ACTIVITIES:
Change in restricted cash	—	59	233
Proceeds from sale of assets	182	—	—

Net cash provided by investing activities	182	59	233

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions by Members	962	1,182	1,950
Distributions to Members	(300)	(1,400)	—
Repayment of note payable	(142)	(132)	(137)

Net cash provided by (used in) financing activities	520	(350)	1,813

NET INCREASE (DECREASE) IN CASH	40	(21)	6

CASH:
Beginning of year	11	32	26

End of year	$51	$11	$32

CASH PAID FOR INTEREST	$195	$206	$235

Please read the notes to consolidated financial statements.

TEMCO ASSOCIATES, LLC

(A Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

1.	ORGANIZATION AND BASIS OF PRESENTATION

Organization — Temco Associates, LLC (referred to as “we”, “us” and “our”) is a limited liability company formed for the purpose of acquiring and developing real estate for residential communities. Cousins Real Estate Corporation (“CREC”) and Forestar Realty, Inc. (“Forestar;” collectively the “Members”) each have a 50% general interest in the company. Pursuant to the limited liability agreement (the “Agreement”), the Members shall make capital contributions to us and receive capital distributions from us as mutually agreed upon in accordance with each Member’s respective percentage interest. We shall continue in existence until 2041, or such prior time that we are dissolved in accordance with the Agreement. At December 31, 2011, we owned interests in four residential projects, which were classified as held for sale at year-end 2011. Also, at December 31, 2011, we also owned about 5,790 acres of undeveloped land, and a golf course, all located in Paulding County, Georgia.

We expect to generate sufficient cash flow from operations to fund our operating activities. Should we be unable to fund our operations, our Members have represented that they will provide financial support to fund the liquidity needs during 2012.

Basis of Presentation — The financial statements consolidate our accounts and those of our wholly owned subsidiary, Bentwater Links, LLC. Intercompany transactions have been eliminated in consolidation.

We follow the guidelines in Accounting Standards Codification (“ASC”) 810, Consolidation, for determining the appropriate consolidation treatment of non-wholly owned entities. We adopted new guidelines effective January 1, 2010, which modify how a company determines that an entity is a variable interest entity (“VIE”) and when that entity is consolidated. These new guidelines had no effect on the financial condition, results of operations or cash flows. We had no interests in VIEs at December 31, 2011 or 2010.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, we underwrite development projects based on a variety of assumptions incorporated into our development plans, including the timing and pricing of sales and leasing and costs to complete development. Our development plans are periodically reviewed in comparison to our return projections and expectations, and we may revise our plans as business conditions warrant. If as a result of changes to our development plans the anticipated future net cash flows are reduced such that our basis in a project is not fully recoverable, we may be required to recognize a non-cash impairment charge for such project.

2.	SIGNIFICANT ACCOUNTING POLICIES

Real Estate — We carry real estate at the lower of cost or fair value less cost to sell. We generally capitalize interest costs and property taxes once development begins, and we continue to capitalize throughout the development period. We also capitalize infrastructure, improvements, amenities, and other development costs incurred during the development period. We determine the cost of real estate sold using the life of project gross profit percentage method. When we sell real estate from projects that are not finished, we include in the cost of real estate sold estimates of future development costs through completion, allocated based on the life of project gross profit percentage. These estimates of future development costs are reevaluated at least annually, with any adjustments being allocated prospectively to the remaining units available for sale. Real estate also includes assets of the Bentwater Links Golf Club, which are primarily comprised of land and land improvements.

Impairment of Long-Lived Assets — We review long-lived assets held for use, principally real estate, for impairment when events or circumstances indicate that their carrying value may not be recoverable. Impairment exists if the carrying amount of the long-lived asset is not recoverable from the undiscounted cash flows expected from its use and eventual disposition. We determine the amount of the impairment charge by comparing the carrying value of the long-lived asset to its estimated fair value. In the absence of quoted market prices, we determine estimated fair value generally based on a discounted cash flow analysis expected from the sale of the long-lived asset.

In 2011, our loss includes non-cash impairment charges of $19,450,000 related to the Georgian and $350,000 related to Harris Place. In addition, as a result of entering into an agreement to sell certain assets in 2012, we recorded additional non-cash impairment charges of $21,426,000. Please read Note 8 for additional information.

In 2009, we recorded a non-cash impairment charge of $1,263,000 related to our Happy Valley project.

Restricted Cash — Restricted cash represents the prepayment of six months of debt service as required under the note payable, which is collateralized by the Bentwater Links Golf Course.

Income Taxes — We have elected to be treated as a partnership for income tax purposes. Taxable income or loss is reported in the income tax returns of the Members. Accordingly, these consolidated financial statements do not reflect a provision for income taxes.

Real Estate Revenues — We recognize revenue from sales of real estate when a sale is consummated, the buyer’s initial investment is adequate, any receivables are probable of collection, the usual risks and rewards of ownership have been transferred to the buyer, and we do not have significant continuing involvement with the real estate sold. If we determine that the earnings process is not complete, we defer recognition of any gain until earned.

Real Estate Cost of Sales — Residential lot and land cost of sales is generally determined as a calculated value for each lot and land tract sold. The values used are based on actual costs incurred and estimates of development costs and sales revenues at completion of each project. The values are reviewed regularly and revised periodically for changes in estimates or development plans. Significant changes in these estimates or development plans, whether due to changes in market conditions or other factors, could result in changes to the cost ratio used for a specific project.

Fair Value of Financial Instruments — Financial instruments for which we did not elect the fair value option include cash and cash equivalents, accounts and notes receivables, other current assets, long-term debt, accounts payable and other current liabilities. The carrying amounts of these financial instruments approximate their fair values due to their short-term nature or variable interest rates.

Non-financial assets measured at fair value on a non-recurring basis principally include real estate assets which are measured for impairment. In 2011 and 2010, certain real estate assets we remeasured and reported at fair value due to events or circumstances that indicated the carrying value may not be recoverable. We determined estimated fair value based on a discounted cash flow analysis expected from the sale of the assets. As a result, based on level 3 inputs within the fair value hierarchy which include significant unobservable inputs, we recognized non-cash impairments charges of $41,226,000 in 2011. The carrying value of these assets subsequent to recording the non-cash impairment charges was $14,258,000 at year-end 2011. There were no assets remeasured at fair value in 2010.

3.	ASSETS HELD FOR SALE

As a result of negotiating and committing in fourth quarter 2011 to a plan to sell certain assets, we entered into an agreement subsequent to year-end 2011 to sell these assets in first quarter 2012. As a result, we classified these assets as held for sale at year-end 2011. The asset group to be sold represents four residential and mixed use projects with a combined carrying value of about $5,547,000 and associated liabilities with a carrying value of $18,000. Please see Note 8 for additional information. The carrying value of the assets held for sale at year-end 2011 follows:

Real Estate	$5,547

Total Assets Held for Sale	$5,547

Accounts Payable	$18

Total Liabilities Associated with Assets Held for Sale	$18

4.	REAL ESTATE

The following details our consolidated residential projects and land holdings as of December 31, 2011 and 2010, with lot information as of December 31, 2011 (carrying value in thousands.)

	Initial Year Acquired	Estimated Total Lots to Be Developed	Lots Sold Since Inception	Remaining Lots/ Acres
					Carrying Value
					December 31,
Description					2011	2010
						(Unaudited)

Residential communities:
Bentwater Paulding County Atlanta, Georgia	1998	1,676	1,673	3	$(10)	$16
Georgian Paulding County Atlanta, Georgia	2003	1,341	289	1,052	2,313	23,673
Seven Hills Paulding County Atlanta, Georgia	2003	1,087	644	443	2,979	16,699
Harris Place Paulding County Atlanta, Georgia	2004	27	18	9	265	652

		4,131	2,624	1,507	5,547	41,040

Real Estate Included in Assets Held for Sale at Year-End 2011					(5,547)

					—	41,040

Other land holdings:
Paulding County Land				5,790	8,711	14,846
Bentwater Golf Course:
Land and land improvements — net					3,546	3,264
Buildings — net					937	1,304

Total real estate					$13,194	$60,454

In 2010, we entered into an exchange agreement with B.M Jones Company, L.P. (“Jones”) where we conveyed 552 acres of Paulding County Land and all of Happy Valley to Jones, and Jones conveyed 619 acres of land in Paulding County, GA to us. The exchange was deemed to be an exchange of similar property in the ordinary course of business under accounting standards, and therefore the cost basis of the exchanged land was carried over to the basis of the land received and no gain or loss was recognized.

In 2010, other sales revenue of $1,500,000 relates to the collection of proceeds from a letter of credit upon default of a third party. Land within the Seven Hills project was sold to a third party in 2006 and carried a requirement to build an amenity to service the lots to be developed on the land. The third party did not perform under its requirement, and therefore the letter of credit was released to us as beneficiary. We have no further obligation related to this land.

The Bentwater Links Golf Club is in Paulding County, Georgia. In 2009, we entered into a Lease and Purchase Option Agreement with Sequoia Golf Bentwater, LLC (“Sequoia”) whereby Sequoia will lease the golf club for $192,000 a year through May 2, 2014. Sequoia shall be responsible for all costs of operating and maintaining the golf club during the lease term. As part of the agreement, Sequoia has an option to purchase the golf club from us at specified price, which escalates each year, beginning on the third anniversary of the lease agreement and expiring with the lease expiration. Prior to the Sequoia lease, we were managing the golf club and had related revenues and expenses.

5.	NOTE PAYABLE

Our note payable represents a land and improvements loan for the Bentwater Golf Course with Regions Bank. The note had an outstanding balance of $2,787,000 and $2,929,000 at year-end 2011 and 2010, respectively. The loan carries an interest rate of LIBOR plus 6.5% and matures on May 23, 2012. Monthly payments of principal and interest are required. Certain assets of the Bentwater Links Golf Course, with a net book value of about $4,484,000 at year-end 2011, are pledged as security for the loan. The loan is expected to be refinanced or repaid in 2012 by Member contributions.

6.	RELATED-PARTY TRANSACTIONS

Effective January 1, 2011, we engaged Forestar to serve as Development Manager for all projects and as the Administrative Member. Pursuant to a development agreement for each project, Forestar was paid fees ranging from 3% to 5% of gross lot and land sale proceeds during the year ended December 31, 2011. During 2011, we paid Forestar $19,000 related to the development agreement and $100,000 in administrative management fees. At December 31, 2011, we had recorded $1,000 in due to Member related to the fees and reimbursements.

Through December 31, 2010, we engaged CREC to serve as Development Manager for all projects under development. Pursuant to a development agreement for each project, CREC was paid fees ranging from 3.29% to 5% of gross lot and land sale proceeds. In 2010 and 2009, we paid CREC $0 and $25,000, respectively, related to the development agreement. Additionally, through 2010, CREC was the Administrative Member and, as such, performed certain accounting functions on our behalf, including financial statement and tax return preparation. During 2010 and 2009, CREC was paid a fee of $150,000 for each year, related to their services.

Fees to Forestar and CREC incurred by us in 2011, 2010 and 2009 are as follows (dollars in thousands):

	(Unaudited)	(Unaudited)	(Unaudited)
	2011	(Unaudited) 2010	(Unaudited) 2009
Development fees to Forestar	$19	$—	$—
Administrative manager fee to Forestar	100	—	—
Development fees to CREC	—	—	25
Administrative manager fee to CREC	—	150	150

	$119	$150	$175

7.	COMMITMENTS AND CONTINGENCIES

We may be party to various claims, legal actions and complaints arising in the ordinary course of business. There are currently no matters outstanding that, in the opinion of management, will have a material adverse effect on our consolidated financial statements.

8.	SUBSEQUENT EVENTS

On February 20, 2012, we, as applicable, and Cousins Real Estate Corporation, entered into a definitive agreement with Forestar to sell our entire interest in four residential and mixed-use real estate projects for an aggregate cash purchase price of $5,529,000. Because we classified these assets as held for sale at year-end 2011, accounting pronouncements require us to carry the assets to be sold at their estimated fair values, which represent the agreed upon sales prices. Accordingly, our 2011 year-end operating results include $21,426,000 of additional non-cash impairment charges related to entering into this agreement.

In preparing the accompanying financial statements, we have reviewed events that have occurred after year-end 2011 through the date of issuance of these financial statements, March 7, 2012.

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